UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	333-157558
CUSIP NUMBER:	37951C104

(Check One):	[X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	January 31, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

GLOBAL RESOURCE ENERGY INC.
Full Name of Registrant

Former Name if Applicable

3651 LINDELL RD., SUITE D-737
Address of Principal Executive Office (Street and Number)

Las Vegas, NV 89103
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended January 31, 2013 will not be submitted by the deadline due to a situation whereby as a result of workload exceeding the capacity of available management and external personnel, additional time is required to complete the preparation of our financial statements and for our independent auditors to review the Form 10-K.  The Company does expect to submit its filing within the extension period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Roland Hutzler	206	274-4598
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
During the current fiscal year ended January 31, 2014 the Company determined to impair the capitalized value of its advance purchase of CER's in the amount of $660,000.  As a result, during the current fiscal year we expect to report an operating loss of $684,620 for the twelve months ended January 31, 2014 as compared to a loss from operations of $247,197 for the twelve months ended January 31, 2013.  Operating expenses incurred in fiscal 2014 include a total of $9,162 in office expenses (2013 - $27,219), Professional fees of $15,458 (2013 - 32,478) and impairment charges related to the write down of advance payment for CER's of $660,000 (2013 - $Nil).  During the fiscal year ended January 2013 the Company incurred amorization expenses of $187,500 with respect to certain acquired intangible assets, with no comparable costs incurred during the current fiscal year.  The Company expects to report net losses for the year ended January 31, 2014 of $684,620 (2013 - $247,197) and losses from inception to the year ended January 31, 2014 of $1,360,741.

GLOBAL RESOURCE ENERGY INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2014	By:	/s/ Roland Hutzler
		Name:	Roland Hutzler
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).